SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-35223

BioLineRx Ltd.

(Translation of registrant’s name into English)

2 HaMa’ayan Street

Modi’in 7177871, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On August 28, 2026, BioLineRx Ltd. (the “Company”) issued a press release announcing a registered direct offering and concurrent private placement which is filed as Exhibit 1 to this Report on Form 6-K.

As previously disclosed, on September 3, 2021, the Company entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co., LLC, as sales agent, and most recently filed a prospectus supplement on July 25, 2025 covering the maximum aggregate offering amount of $4,870,000 of the Company’s ADSs (the “ATM Facility”). Concurrent with the registered direct offering, the Company reduced the maximum aggregate offering amount of the ATM Facility to zero.

This Form 6-K and the press release attached as Exhibit 1 to this Form 6-K are hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: August 28, 2026